FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 27, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re:  Price Monitoring Extension
              dated  13 January 2003
No. 2       RNS Announcement, re:  Second Price Monitoring Extn
              dated  13 January 2003
No. 3       RNS Announcement, re:  Price Monitoring Extension
              dated  23 January 2003
No. 4       RNS Announcement, re:  Second Price Monitoring Extn
              dated  23 January 2003
No. 5       RNS Announcement, re:  Price Monitoring Extension
              dated  24 January 2003
No. 6       RNS Announcement, re:  Second Price Monitoring Extn
              dated  24 January 2003

Exhibit No. 1

A Price Monitoring Extension has been activated in this security.

Exhibit No. 2

A second Price Monitoring Extension has been activated in this security.

Exhibit No. 3

A Price Monitoring Extension has been activated in this security.

Exhibit No. 4

A second Price Monitoring Extension has been activated in this security.

Exhibit No. 5

A Price Monitoring Extension has been activated in this security.

Exhibit No. 6


A second Price Monitoring Extension has been activated in this security.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 27, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations